EXHIBIT 99.1

Inventiva receives $10 million milestone payment from CTTQ

Daix (France), New York City (New York, United States), July 7, 2025 – Inventiva (Euronext Paris and Nasdaq: IVA) (“Inventiva” or the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral therapies for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”), today announced the receipt of a $10 million milestone payment from Chia Tai-Tianqing Pharmaceutical Group Co., Ltd (“CTTQ”), a subsidiary of Sino Biopharm.

This milestone payment follows the successful settlement of the second tranche of €115.6 million1 in gross proceeds (net proceeds of €108.5 million) of the previously announced structured financing of up to €348 million2 (the “Structured Financing”).

In September 2022, Inventiva entered into a licensing and collaboration agreement with CTTQ (as amended on October 11, 2024, the “CTTQ License Agreement”) to develop and commercialize lanifibranor, Inventiva’s proprietary compound, for the treatment of MASH and potentially other metabolic diseases in Mainland China, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan. Under the CTTQ License Agreement, Inventiva is eligible to receive up to an additional $265 million of clinical, regulatory and commercial milestone payments, as well as royalties in the low single digits on annual net sales of lanifibranor, if approved.

Based on the results from the Phase 2b NATIVE clinical trial, lanifibranor was granted Breakthrough Therapy Designation for MASH by the U.S. Food and Drug Administration in October 2020 and by the Chinese National Medical Products Administration (NMPA) in December 2023. This designation could potentially accelerate the development and regulatory review of drug candidates for serious or life-threatening conditions. CTTQ joined Inventiva’s ongoing NATiV3 pivotal Phase 3 clinical trial, which includes over 60 sites across mainland China. Furthermore, CTTQ has completed a Phase I bridging study and confirmed no significant ethnic differences, thereby paving the way to seek regulatory approval in China based on the results of the NATiV3 trial.

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with MASH. The Company is currently evaluating lanifibranor, a novel pan-PPAR agonist, in the NATiV3 pivotal Phase 3 clinical trial for the treatment of adult patients with MASH, a common and progressive chronic liver disease.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). www.inventivapharma.com

Contacts

Inventiva Pascaline Clerc EVP, Strategy and Corporate Affairs media@inventivapharma.com +1 202 499 8937	Brunswick Group Tristan Roquet Montegon / Aude Lepreux / Julia Cailleteau Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	ICR Healthcare Patricia L. Bank Investor relations patti.bank@icrhealthcare.com +1 415 513 1284

Important Notice

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, Inventiva’s expectations regarding the CTTQ License Agreement, including the potential receipt of milestones payments and royalties thereunder and the timing thereof, forecasts and estimates with respect to Inventiva’s NATiV3 Phase 3 clinical trial with lanifibranor in patients with MASH, including design, duration, timing, costs, and the results and timing thereof, and regulatory matters with respect thereto, insights and impacts that may be gathered from clinical trials, the potential therapeutic benefits of Inventiva’s product candidates, potential regulatory submissions, approvals and commercialization, the expected benefit of having received Breakthrough Therapy Designation, including its impact on the development and review timeline of Inventiva’s product candidates and approvals, expectations with respect to clinical development and potential commercialization by CTTQ, Inventiva’s pipeline development plans, future activities, expectations, plans, growth and prospects of Inventiva. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, “designed”, “hopefully”, “target”, “potential”, “possible”, “aim”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management’s beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all. Future results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including that interim data or data from any interim analysis of ongoing clinical trials may not be predictive of future trial results, the recommendation of the DMC may not be indicative of a potential marketing approval, Inventiva cannot provide assurance on the impacts of the Suspected Unexpected Serious Adverse Reaction on the results or timing of the NATiV3 trial or regulatory matters with respect thereto, that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, in the absence of which, Inventiva may be required to significantly curtail, delay or discontinue one or more of its research or development programs or be unable to expand its operations or otherwise capitalize on its business opportunities and may be unable to continue as a going concern, Inventiva’s ability to obtain financing and to enter into potential transactions, Inventiva’s future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of lanifibranor, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva’s and its partners’ clinical trials may not support Inventiva’s and its partners’ product candidate claims, Inventiva’s expectations with respect to its clinical trials may prove to be wrong and regulatory authorities may require additional holds and/or amendments to Inventiva’s clinical trials, Inventiva’s expectations with respect to the clinical development plan for lanifibranor for the treatment of MASH may not be realized and may not support the approval of a New Drug Application, Inventiva’s ability to identify additional products or product candidates with significant commercial potential, Inventiva’s expectations with respect to its pipeline prioritization plan and related workforce reduction, including potential benefits, expenses and consequences relating thereto, Inventiva’s ability to execute on its commercialization, marketing and manufacturing capabilities and strategy, Inventiva’s ability to successfully cooperate with existing partners or enter into new partnerships, and to fulfill its obligations under any agreements entered into in connection with such partnerships, the benefits of its existing and future partnerships on the clinical development, regulatory approvals and, if approved, commercialization of its product candidates, and the achievement of milestones thereunder and the timing thereof, Inventiva and its partners may encounter substantial delays beyond expectations in their clinical trials or fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of Inventiva and its partners to recruit and retain patients in clinical studies, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva’s and its partners’ control, Inventiva’s product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s and its partners’ business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by changes in laws and regulations, unfavorable conditions in its industry, geopolitical events, such as the conflict between Russia and Ukraine and related sanctions, the conflict in the Middle East and the related risk of a larger conflict, health epidemics, and macroeconomic conditions, including developments in international trade policies, global inflation, financial and credit market fluctuations, tariffs and other trade barriers, international trade relations, political turmoil, and natural catastrophes, uncertain financial markets and disruptions in banking systems. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2024 filed with the Autorité des Marchés Financiers on April 15, 2025, and the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (the “SEC”) on April 15, 2025 for other risks and uncertainties affecting Inventiva, including those described under the caption “Risk Factors” and in future filings with the SEC. Other risks and uncertainties of which Inventiva is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated.

All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.

1 Cf. press release dated May 5, 2025

2 Cf. press release dated October 14, 2024

Attachment

  Inventiva - PR - CTTQ milestone - EN - 07 07 2025 (https://ml-eu.globenewswire.com/Resource/Download/578f5840-5ce2-4675-a24c-8c641b4bc4f3)